Exhibit 99.1

Lombard Medical’s Endovascular Product Portfolio Presented at Scientific Sessions of the 39th Annual Charing Cross International Symposium

OXFORDSHIRE, U.K.--(BUSINESS WIRE)--May 4, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a developer, manufacturer and marketer of endovascular aortic aneurysm repair products, today announced that its portfolio of endovascular stent graft systems, Altura® and Aorfix™, were featured in scientific presentations at the 39th annual Charing Cross International Symposium in London on April 25 - 26.

Altura Presentations

Altura clinical data combined from two prospective international multicentre studies were presented at Charing Cross in a paper titled ‘A new low-profile device approach - results out to 5 years’ by Prof. Dainis Krievins, of the Paul Stradins University Hospital, Riga, Latvia, on behalf of the study investigators.

Key findings of the 90-patient dataset were as follows:

  Technical success was 99%
  Percutaneous access was achieved in 57% of patients
  Only 21% of patients required general anaesthesia
  There were no abdominal aortic aneurysm (AAA)-related deaths over the period of follow-up
  No patients suffered sac expansion
  Mean follow-up of 12.4 months

Prof. Krievins commenting on the results said, “Altura is impressively easy to use based on its 14Fr profile, repositionability and avoidance of cannulation. The performance of the stent graft, as demonstrated in the clinical data, is equivalent to contemporary grafts that do not share these advantages.”

In a second presentation about the clinical utility of Altura, Paul Hayes, vascular surgeon at Addenbrookes Hospital, Cambridge, UK, used a video case study to demonstrate the ease of use of the system. Hayes cited Altura’s unique retrograde limb deployment with built-in contrast injection in aiding predictable, shorter, procedure times.

Lombard is initiating a European registry for the CE-marked Altura system which is now available commercially in the U.K. and certain other international markets. The Altura system represents a paradigm shift in endograft design offering a simple and predictable option for standard AAA anatomy. Delivered via an ultra-low profile 14F catheter, Altura allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck. It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable, shorter procedure times. With just six product sizes, the Altura system allows the majority of patients to be treated quickly with minimal hospital stay and recovery times.

Aorfix Presentations

Also at Charing Cross, Prof. Andrew Holden of Auckland City Hospital, New Zealand, in a video of an Aorfix case that involved a 90-degree neck, demonstrated the new IntelliFlex™ LP delivery system highlighting control and precision in placing the proximal part of the stent graft even in very challenging anatomies.

“The improvements provided by the IntelliFlex delivery system have made placing the Aorfix graft much more controlled, and it is now very user friendly. With the Y-Mec active opening feature, the built-in exchange sheath and haemostatic valve, it’s now a device for routine use in the majority of EVAR patients, as well as its unique application in highly angulated and tortuous cases,” said Prof. Holden.

Aorfix is the only endovascular stent graft with global approvals to treat patients with severe aortic neck angles up to 90 degrees. The new, intuitive and low-profile IntelliFlex LP Delivery System gives a high level of precision and control in treating this range of patient anatomies.

About Lombard Medical, Inc.

Lombard Medical, Inc. based in Oxfordshire, U.K. develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated May 1, 2017. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Kurt Lemvigh, +44 (0)1235 750 800
Chief Executive Officer